EXHIBIT 99.1

Cronos Group Inc. Announces Provincial Supply Agreements

TORONTO, Aug. 21, 2018 /CNW/ – Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) ("Cronos Group" or the "Company"), a geographically diversified and vertically integrated cannabis group, is proud to announce its initial supply agreements for retail distribution, both government-operated and private, across Canada for the upcoming launch of the recreational market in October 2018.

Cronos Group has secured listings and signed binding master supply agreements with both the Ontario Cannabis Retail Corporation and the BC Liquor Distribution Branch. In combination, these provinces encompass over 50% of the Canadian population and hence the potential customer base which the Company is prepared to serve.

The Company has also secured listings and has accepted supplier terms with the Nova Scotia Liquor Corporation and Prince Edward Island Liquor Corporation. Cronos Group will be offering Dried Flower, Pre-Rolls and its highly rated Oils through both government-operated retail stores and online platforms across its three recreational brands.

Cronos Group plans to serve the Canadian recreational market through its bi-coastal production platform which includes facilities in British Columbia and Ontario. In combination, these facilities are expected to comprise 355,500 square feet of premium growing space. With access to over 1.2 million square feet of domestic capacity that is both actively licensed and committed facilities with production and sales licenses expected in the near future, Cronos Group is prepared to ensure premium quality product supply across the Canadian market.

"Cronos is excited to provide our premium quality products to Canadian consumers for the upcoming legalization and launch of the recreational market," said Mike Gorenstein, CEO of Cronos Group. "Day one we are ready to build and establish our brand through our premium products and we are committed to building strong relationships with the provinces and our customers."

About Cronos Group
Cronos Group is a globally diversified and vertically integrated cannabis company with a presence across four continents. The Company operates two wholly-owned Canadian licensed producers regulated under Health Canada's Access to Cannabis for Medical Purposes Regulations:  Peace Naturals Project Inc., which was the first non-incumbent medical cannabis license granted by Health Canada, and Original BC Ltd., which is based in the Okanagan Valley, British Columbia.  The Company has multiple international production and distribution platforms including in Germany, Poland, Israel and Australia.  The Company intends to continue to rapidly expand its global footprint as it focuses on building an international iconic brand portfolio and develop disruptive intellectual property.  Cronos Group is committed to building industry leading companies that transform the perception of cannabis and responsibly elevate the consumer experience.

Forward-looking statements
This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws.  All information contained herein that is not clearly historical in nature may constitute forward-looking information.  In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "plan", "anticipate", "intend", "potential", "estimate", "believe" or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Some of the forward-looking statements contained in this press release, include the Company's ability to obtain locations and required licenses and permits to operate private retail stores in Canadian provinces, the development, construction of production facilities, anticipated size and capacity of the production facilities, the receipt of necessary funding, building permits and other approvals, including applicable production and sales licenses for the construction and operation of the production facilities, the Company's ability to supply the Canadian recreational market, its intention to continue to rapidly expand its global footprint, build an international iconic brand portfolio and develop disruptive intellectual property. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance.  A discussion of some of the material risks applicable to the Company can be found in the Company's current MD&A and Annual Information Form, both of which have been filed on SEDAR and can be accessed at www.sedar.com. The forward-looking information included in this news release is made as of the date of this news release and, except as required by law, Cronos Group disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements.

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SOURCE Cronos Group Inc.

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%CIK: 0001656472

For further information: Anna Shlimak, Investor Relations, Tel: (416) 504-0004, investor.relations@thecronosgroup.com

CO: Cronos Group Inc.

CNW 07:15e 21-AUG-18